AB
3/5

09058410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1512 Larimer Street Suite 250
(No. and Street)

Denver | CO | 80202
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Van Sant 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Hwy 278 NW #355 | Covington | GA | 30014
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management Inc., as of February 25th, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JOHN VAN SANT NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

John Van Sant

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE FINANCIAL MANAGEMENT, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008 AND INDEPENDENT AUDITORS' REPORT

Wade J Bowden & Company, P.C.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors
CASCADE FINANCIAL MANAGEMENT, INC. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

We have audited the accompanying consolidated statement of financial condition of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC, as of December 31, 2008 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its subsidiary as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company
Atlanta, Georgia
February 17, 2009

3150 HWY 278NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS:		
Cash	$	171,739
Commissions receivable		53,607
Cash deposits with clearing organizations		35,000
Accounts receivable		28,460
Prepaid expenses		31,961
Notes receivable - stockholders		22,663
Due from employees		5,672
Total current assets		349,102
FURNITURE AND EQUIPMENT		104,558
Less accumulated depreciation		(97,314)
Furniture and equipment - net		7,244
OTHER ASSETS:		
Cash surrender value of life insurance		17,727
Intangible assets, net of accumulated amortization of $19,694		2,800
Security deposits		6,922
Total other assets		27,449
TOTAL	$	383,795

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	88,979
Commissions payable		106,283
Unearned revenue		1,983
TOTAL LIABILITIES		197,245
STOCKHOLDERS' EQUITY		
Common stock, no par value, 50,000 shares authorized, 175 shares issued and outstanding		182,058
Retained earnings		4,492
Total stockholders' equity		186,550
TOTAL	$	383,795

See Independent Auditors' Report and Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Investment advisory fees	$	1,388,666
Commissions		1,167,774
Alternative investment fees		414,362
Overrides and rebates		202,848
Insurance fees		116,532
Total revenue		3,290,182
OPERATING EXPENSES:		
Commissions		1,037,980
Investment consulting expenses		937,335
Employee compensation and benefits		669,706
Professional services		145,681
Rent		122,563
Technology services		86,352
Office		70,747
Travel		50,112
Marketing and business development		38,403
Meals and entertainment		34,196
Depreciation		30,873
Registration and licensing		30,613
Training		21,450
Insurance		4,575
Dues and subscriptions		4,193
Payroll and property taxes		3,296
Bank charges and credit card fees		645
Amortization		233
Total expenses		3,288,953
Income before other income <expense> and taxes		1,229
OTHER INCOME <EXPENSE>		
Interest and dividend income		21,404
Charitable contributions		(700)
Net other income		20,704
Net income before income taxes		21,933
CURRENT INCOME TAX EXPENSE		(9,651)
NET INCOME	$	12,282

See Independent Auditors' Report and Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

STOCKHOLDERS' EQUITY, JANUARY 1	$	175,636
Net income		12,282
Redemption and retirement of 35 shares of common stock		(63,690)
Purchases of 40 shares of common stock		62,322
STOCKHOLDERS' EQUITY, DECEMBER 31	$	186,550

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:		
Net income	$	12,282
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		31,106
Increase in commissions receivable		(53,607)
Decrease in accounts receivable		56,316
Increase in prepaid expenses		(2,502)
Increase in cash surrender value of life insurance		(12,471)
Decrease in accounts payable and accrued expenses		(133,198)
Increase in commissions payable		106,283
Decrease in current income taxes payable		(12,406)
Increase in unearned revenue		1,986
Net cash used by operating activities		(6,211)
INVESTING ACTIVITIES:		
Purchase of property and equipment		(17,358)
Increase in due from employees and members		(27,829)
Net cash used by investing activities		(45,187)
FINANCING ACTIVITIES:		
Stock redemptions		(63,690)
Purchases of common stock		62,322
Net cash used by financing activities		(1,368)
NET DECREASE IN CASH		(52,766)
CASH AT BEGINNING OF YEAR		224,505
CASH AT END OF YEAR	$	171,739

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascade Financial Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company has offices in Denver, Ft. Collins, and Boulder, Colorado. The Company was incorporated as a Colorado corporation in 2002.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned single member LLC subsidiary, CFMI Insurance Agency, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory. All material intercompany balances and transactions are eliminated in consolidation.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the agreements.

Alternative Investment Fees

Alternative investment fees is brokerage revenue derived from private placement commissions, primarily from non-publicly traded real estate investment trusts. These fees are received as the placement is made and recognized at the time of placement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

Current taxable income will be increased by approximately $22,000 of non-deductible expense required for meals and entertainment for the year ending December 31, 2008. At December 31, 2008 the current income tax liability is $9,651. Due to accelerated depreciation and Internal Revenue Code Section 179 depreciation allowing the Company to expense assets as incurred, these tax deductions will off-set the permanent differences in the aforementioned meals and entertainment. Thus, no deferred liability, or asset, was recorded on the books for the year ended December 31, 2008.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Amortization is provided on a straight-line basis using estimated useful lives of five to fifteen years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2008 is $53,607. Commissions payable for the year ended December 31, 2008 is $106,283.

3. **RECEIVABLE - CLEARING ORGANIZATION**

The amounts receivable from the clearing organization for the year ended December 31, 2008 is $35,000. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

4. **EMPLOYEE BENEFIT PLANS**

Effective 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $15,500 in 2008.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. Effective January 1, 2008, the Company changed its profit sharing plan. Prior to 2008 the Company had no fixed commitment to contribute to the plan. As of January 1, 2008, the Company changed the plan to a safe harbor requirement obligating the Company to contribute a minimum of 3% of eligible employees' salaries.

The Company's unpaid obligataion as of December 31, 2008 is $29,468 which is to be paid before the US income tax return is filed in 2009. The liability is reflected in accrued liabilities on the statement of financial condition. The expense is recorded as employee compensation and benefits on the statement of operations.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $63,070, which was $13,070 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 313%.

6. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancellable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2008 are listed below:

Year Ending December 31:		
2009	$	117,000
2010		106,082
2011		96,915
	$	319,997

Rent expense for the year ended December 31, 2008 is $122,563.

7. **CONSOLIDATED SUBSIDIARY**

CFMI Insurance Agency, LLC is a Colorado Limited Liability Company (the LLC). All of the member interest are owned by the Company. The LLC was formed on May 10, 2002 to sell insurance policies.

The following is a summary of the balance sheet of the Company's consolidated subsidiary at year-end:

Assets	$	443
Liabilities		343
Member equity		100

The assets of the subsidiary are readily available for protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

CFMI Insurance Agency, LLC had $116,532 of revenue for the year-ended December 31, 2008. The LLC's only expense was commissions which totaled $81,627 for the year-ended December 31, 2008.

All intercompany accounts have been eliminated from the financial statements.

8. **RELATED PARTY TRANSACTIONS**

The Company has a broker-dealer relationship with Holmes and Turner Financial Services. The president of the Company is one of the owners of Holmes and Turner Financial Services. The Company recorded and paid $225,223 of commission expense in transactions with Holmes and Turner for the year ended December 31, 2008.

Total stockholders' compensation was $744,572 for the year ended December 31, 2008 which is reflected on the statement of operations as employee compensation and benefits.

8. RELATED PARTY TRANSACTIONS, CONTINUED

The Company also reimbursed stockholders $71,405 for travel, meals and other out-of-pocket expenses originally paid by the stockholders.

In May, 2008 in accordance with the Company's buy/sell agreement, a shareholder redeemed 20 common shares of Company stock. The Company paid the former shareholder $34,441 for the shares.

In December, 2008 in accordance with the Company's buy/sell agreement, a shareholder redeemed 15 common shares of Company stock. The Company paid the former shareholder $29,249 for the shares.

In December, 2008, a key employee was offered the opportunity to purchase 15 shares of common stock. This offer was accepted and the employee purchased the shares for $16,997.

Also in December, 2008, another key employee was offered the opportunity to purchase an additional 10 shares of common stock in the Company. The offer was accepted and the employee purchased the shares for $11,331.

In December, 2008, two other key employees were offered 5 shares of common stock each. The Company accepted a note of $5,666 from each. The note was secured by their stock. The note is to be paid back in twelve equal payments in 2009, with interest at 8% per annum which accrues monthly.

The president of the Company also bought an additional 20 shares of common stock for $22,663. Half of the purchase price was paid in cash. The Company accepted a note for the other half of the transaction totaling $11,331 which is secured by 10 shares of stock. The note is to be paid back in twelve equal payments in 2009, with interest at 8% per annum which accrues monthly.

Included in accounts payable is $16,479 due to Holmes & Turner Financial Services. Also included in accounts payable and accrued expenses is $6,885 due to stockholders as reimbursement of out-of-pocket expenses.

9. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

SCHEDULE 1

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 186,550
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(7,244)
Intangible assets - net	(2,800)
Prepaid expenses	(31,961)
Security deposits	(6,922)
Due from stockholders	(22,663)
Due from employees	(5,672)
Cash surrender value of life insurance	(17,727)
Accounts receivable	(28,460)
Haircuts on securities positions	(31)
NET CAPITAL	$ 63,070
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	88,979
Commissions payable	106,283
Unearned revenue	1,983
Total aggregate indebtedness	197,245
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	50,000
Excess net capital	13,070
Excess net capital at 1,000 percent	43,346
Percentage of aggregate indebtedness to net capital	313.00%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2008.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Shareholders and Directors
CASCADE FINANCIAL MANAGEMENT, INC. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Cascade Financial Management, Inc. (the "Company"), as of and for the year ended December 31, 2008 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 17, 2009